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<TYPE> EX-12.1
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Exhibit 12.1

UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

	Three Months Ended
	March 31

	2001	2000
	(In Millions)
Earnings:

Earnings (loss) before income taxes	$ (489)	$ 177
Fixed charges, from below	234	308
Undistributed losses of affiliates	9	3
Interest capitalized	(22)	(20)

Earnings	$ (268)	$ 468

Fixed charges:

Interest expense	$ 129	$ 98
Preferred stock dividend requirements	4	61
Portion of rental expense representative
of the interest factor	101	149

Fixed charges	$ 234	$ 308

Ratio of earnings to fixed charges	(a)	1.52

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(a) Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $502 million in 2001.

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